 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Winjum, Stephen J. (Last) (First) (Middle) 980 N. Michigan Avenue Suite 1620 (Street) Chicago, IL 60611 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NovaMed Eyecare, Inc. NOVA 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 02/14/2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           President and CEO
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock				/ / $	878,100	D

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option (right to buy)	$1.25	8/21/95		A	240,000 A	(1) / 8/21/05	Common Stock / 240,000	$		D
Stock Option (right to buy)	$1.88	1/27/97		A	700,000 A	(2) / 1/27/07	Common Stock / 700,000	$		D
Stock Option (right to buy)	$3.50	2/1/98		A	50,000 A	(3) / 2/1/08	Common Stock / 50,000	$		D
Stock Option (right to buy)	$5.00	2/17/99		A	100,000 A	(4) / 2/17/09	Common Stock / 100,000	$		D
Stock Option (right to buy)	$12.00	3/9/00		A	120,000 A	(5) / 3/9/10	Common Stock / 120,000	$		D
Stock Option (right to buy)	$1.75	4/20/01		A	325,000 A	(6) / 4/20/11	Common Stock / 325,000	$		D
Stock Option (right to buy)	$0.78	4/2/02		A	240,000 A	(7) / 4/2/12	Common Stock / 240,000	$		D
Explanation of Responses:

(1) Subject to certain restrictions, 40,000 of these options vested on 2/21/96, with the remainder vesting 6,666 per month starting on 3/21/96.
(2) Subject to certain restrictions, 87,500 of these options vested on 7/27/97, with the remainder vesting 14,583 per month starting on 8/27/97.
(3) Subject to certain restrictions, 6,250 of these options vested on 8/1/98, with the remainder vesting 1,041 per month starting on 9/1/98.
(4) Subject to certain restrictions, 12,500 of these options vested on 8/17/99 with the remainder vesting 2,083 per month starting on 9/17/99; all such options became fully vested upon completion of an initial public offering.
(5) Subject to certain restrictions, 15,000 of these options vested on 9/8/00, with the remainder vesting 2,500 per month starting on 10/8/00.
(6) Subject to certain restrictions, 40,625 of these options vested on 10/19/01, with the remainder vesting 6,770 per month starting on 11/19/01.
(7) Subject to certain restrictions, 30,000 of these options vested on 10/1/02, with the remainder vesting 5,000 per month starting on 11/2/02.

By:	Date:
/s/ STEPHEN J. WINJUM	02/14/2003
STEPHEN J. WINJUM
** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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